May 19, 2005


Julia A. Davis
General Counsel
DSW Inc.
3241 Westerville Road
Columbus, Ohio 43224

	Re: 	DSW Inc.
      Amendment to Form S-1 filed May 9, 2005
		File No. 333-123289

Dear Ms. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your request for confidential treatment of the entire letter dated
May 9, 2005 is overly broad. Your request should be limited to market sensitive and competitive information, the confidentiality of which the company is prepared to substantiate in accordance with Rule
83 of the Freedom of Information Act. Please re-file as correspondence your response letter redacting only the confidential information. Additionally, please acknowledge that any future correspondence for which confidentiality is requested will be filed on EDGAR in redacted form.
2. We note your response to comment 1. We do not agree with your analysis. Please provide us with additional information supporting your belief that this press release is consistent with section 5 of the Securities Act of 1933 and advise us how you intend to address the announcement of this information.
Summary, page 1
3. We note your response to comment 6 and reissue the comment.

Risk Factors

We face security risks related . . ., page 14
4. With respect to the March 8, 2005 security breach that resulted in
the theft of certain customer transaction information please tell us,
and revise your filing to indicate, the extent to which your business
has been adversely affected by your disclosure of the security breach. We understand that reasonably estimating your potential liability at this time may not be possible. However, with regard to your assertion that you do not know what effect this incident may have on your customers` perceptions of you we assume that weekly or monthly comparable store sales data subsequent to the March 8,
2005
announcement would provide meaningful information to the reader as to the short-term effect of the security breach on your business. Please revise your risk factor accordingly.

Unaudited Pro Forma Condensed Consolidated Statement of Income,
page
27
5. We have considered your response to prior comment 15. Please describe for us, in detail, the nature and amount of costs included in the estimate of "incremental costs associated with the operation of DSW as a separate entity" included in pro forma adjustment #2. Help us understand how each of these estimated costs is factually supported.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations

Fiscal Year Ended January 29, 2005 (Fiscal 2004) Compared to
Fiscal
Year Ended January 31, 2004 (Fiscal 2003), page 36
6. Your discussion of income taxes indicates that the significant decline in the effective rate during fiscal 2004 was primarily due to the change in tax deferred items for tax purposes. Based on review of your quarterly disclosure on page 39, the effective tax rate for each of the first three quarters of fiscal 2004 was 40.2%, while the effective rate for the fourth quarter was 8.4%. It appears that the change in the effective rate during the fourth quarter is the result of "non-deductible expenses and other" items as disclosed in your tax reconciliation on page F-15. Please revise your Management`s Discussion and Analysis to clarify the specific nature of the items impacting your effective tax rate and indicate whether you expect such items to recur. If you do not expect the benefit of these tax items to recur, please clarify for the reader your expectation as to your effective tax rate going forward. Please also revise your footnote to clarify the nature of the non-deductible expenses and other items. Finally, help us understand how non-deductible expenses decrease your tax liability.

Separation Agreements, page 32
7. We note your response to comment 19. Please confirm that before you request effectiveness of the registration statement, you will file the agreements related to the secured revolving credit facility.

Business, page 47
8. We note your response to comment 22. Please provide the research that supports your statement that you believe your typical store offers the largest selection of brand name and designer merchandise.

Industry Overview and Competition, page 56
9. We note your response to comment 23 and reissue the comment.
Provide support for the industry statistics cited in this section and file appropriate consents.

Principal Shareholders, page 86
10. We reissue comment 31. Please provide the requested information for Back Bay Capital Funding LLC.

Material U.S. Federal Income and Estate Tax Considerations, page
97
11. We note your response to comment 32. Please revise the heading and the first paragraph on page 97 to indicate that you have described the material U.S. federal income tax consequences.

Consolidated Statements of Operations, page F-4
12. We have considered your response to prior comment 42 and the additional disclosures you made to the Cost of Sales and Merchandise
Inventories footnote on page F-10. It is unclear to us whether depreciation expense associated with distribution and store occupancy is included in cost of sales. If cost of sales does not include depreciation charges associated with distribution and store occupancy please revise your disclosure to clarify that fact and supplementally tell us the amounts of depreciation expense excluded from cost of sales for all periods presented. Since exclusion of depreciation expense associated with distribution and store occupancy from cost of sales may impact comparability of your gross margin to others in your industry, please consider the need for cautionary disclosure in the
Management`s Discussion and Analysis section. Also, please ensure you revise your filing to provide the disclosure required by SAB Topic 11:B to the extent that depreciation expense is excluded from cost of sales.




****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ta Tanisha Henderson at (202) 551-3322 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at
(202) 551-3317 or to Ellie Quarles, Special Counsel, at (202) 551-
3238.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc (via fax):	Robert M. Chilstrom, Esq.

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Julia A. Davis
DSW Inc.
May 19, 2005
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